FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

FOSTER'S GROUP

Inspiring Global Enjoyment

05010184

SUPPL

ASX RELEASE

Fosters Brewing Group

The following release was made to the Australian Stock Exchange Limited today:

"Addoption of International Financial Reporting Standards"

Released: 29 July 2005

PROCESSED
AUG 04 2005
THOMSON FINANCIAL

Pages: 16
(including this page)

FILE NO: 082-01711

8/3

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

29 July, 2005

Adoption of International Financial Reporting Standards

Foster's Group Limited (Foster's) is required to adopt the Australian equivalents to International Financial Reporting Standards (AIFRS) commencing 1 July 2005. The Group's first fully AIFRS compliant financial statements will be presented for the year ending 30 June 2006, with interim accounts for the period ending 31 December 2005. Comparative information will be required to be restated in both sets of accounts. The majority of the adjustments required on transition to AIFRS will be made against opening retained earnings at 1 July 2004.

Foster's has evaluated the AIFRS standards and identified a number of key differences to those previously applied by the Group under Australian GAAP (AGAAP). This document explains the key changes in accounting policies expected for the Group and provides estimates of the adjustments required on transition to AIFRS and the expected ongoing impact of the changes to the income statement.

Key points:

- Application of AIFRS does not change Foster's business strategy, cash flows, or ability to continue to pay dividends;
- Foster's estimates a $1.2 billion reduction to net assets on transition to AIFRS at 1 July 2004. This reduction is due mainly to de-recognition of internally generated intangible assets (brand names and mailing lists) and deferred tax adjustments;
- Restated net profit under AIFRS for the half year ended 31 December 2004 is $26 million higher than the $757 million the Group previously reported under AGAAP. This increase is due mainly to the elimination of goodwill amortisation under AIFRS;
- Foster's acquired Southcorp Limited in May 2005. While Southcorp had previously identified three key areas of AIFRS impact (tax, share-based payments and financial instruments) these will not impact Foster's 1 July 2004 transitional adjustments or F05 half year AIFRS results.

While the Group has made reliable estimates of the major financial impacts expected on transition to AIFRS, continuing developments in and interpretation of accounting standards may result in changes to these estimates before they are presented as comparative data to the financial information reported in fiscal 06. The transitional financial impacts noted in this announcement are unaudited. Specific work continues to progress in the area of tax.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

1. Overview

Transitional Adjustment – 1 July 2004

The tables below provide guidance on the estimated net asset and retained earnings adjustments on transition to AIFRS at 1 July 2004. The tables do not reflect the final presentation or disclosure of information under the AIFRS requirements. Please refer to page 8 for an indicative restated AIFRS Balance Sheet as at 1 July 2004.

As at 1 July 2004 (A$ million)		
Net Assets - AGAAP		**4,600.2**
AIFRS Transitional Adjustments:		
- De-recognition of internally generated intangibles*	(784.3)	
- Deferred tax/other tax adjustments	(392.3)	
- Impairment to goodwill	(5.0)	
- De-recognition of capitalised interest	(37.5)	
- Defined benefit superannuation liability	(13.3)	(1,232.4)
Net Assets – AIFRS		**3,367.8**

As at 1 July 2004 (A$ million)		
Retained earnings - AGAAP		**1,060.5**
AIFRS Transitional Adjustments:		
- De-recognition of internally generated intangibles*	(565.8)	
- Deferred tax/other tax adjustments	(392.3)	
- Impairment to goodwill	(5.0)	
- De-recognition of capitalised interest	(37.5)	
- Defined benefit superannuation liability	(13.3)	
- Foreign currency translation reserve (reset to nil)	(294.3)	
- Share based payments	(8.9)	**(1,317.1)**
Retained earnings – AIFRS**		**(256.6)**
Contributed Equity		**3,579.6**
Outside Equity Interests in controlled entities		**44.8**
Total Equity		**3,367.8**

* Total Net Asset adjustment for internally generated intangibles is $784.3 million. $218.5 million will be applied against the remaining Asset Revaluation Reserve balance with the remainder ($565.8 million) applied against consolidated retained earnings.

** While AIFRS adjustments will result in negative consolidated retained earnings at 1 July 2004, the Group still expects to pay dividends from annual profits.

Earnings Reconciliation - AGAAP to AIFRS

To provide an indication of the ongoing impact of AIFRS on the income statement, the following table reconciles AGAAP and AIFRS net profit for the half year ended 31 December 2004.

6 months ended 31 December 2004 (A$ million)		
Net Profit - AGAAP		**757.0**
AIFRS Adjustments:		
- Elimination of goodwill amortisation	23.6	
- Elimination of goodwill amortisation on equity accounted investments	0.6	
- Elimination of amortisation of de-recognised brand names/mailing lists	5.8	
- Tax effect on defined life brand names	1.0	
- Share based payments	(6.3)	
- Elimination of capitalised interest net of amortisation	1.5	26.2
Net Profit – AIFRS		**783.2**

The key changes in accounting policies expected for the Group and the estimated resulting financial impacts are as follows:

Internally generated intangibles

AIFRS (AASB 138 Intangible Assets) does not allow recognition of internally generated intangibles, requiring de-recognition of Foster's internally generated brand names and mailing lists.

This de-recognition will reduce the carrying value of non-current assets by $784.3 million (refer table below). In line with the standard, this adjustment will initially be applied against any asset revaluation reserve balance ($218.5 million), with any residual amount ($565.8 million) applied against retained earnings at 1 July 2004.

Elimination of amortisation charges associated with the de-recognised brand names and mailing lists will increase earnings for the 6 months to December 2004 by $5.8 million.

Intangibles Adjustments (Non-current assets adjustment at 1 July 2004) (A$ million)		
- CUB beer brand names	(678.1)	
- Clubs brand names	(57.9)	
- Trade brand names	(1.9)	
- Clubs mailing lists	(46.4)	
AIFRS Intangibles Adjustment		(784.3)

Income Taxes

AIFRS (AASB 112 Income Taxes) requires the "balance sheet" approach to tax-effect accounting, as opposed to the "profit and loss" approach. This method measures deferred taxes based on the difference between the carrying value of assets and liabilities and their tax bases.

The standard also prescribes recognition criteria for deferred tax assets and liabilities. Tax assets are recognised to the extent that it is "probable" that the asset will be recovered in the foreseeable future. Automatic recognition of a tax liability applies.

Developments are continuing in the interpretation of the requirements of the income taxes standard which may lead to changes in the expected tax adjustments on transition to AIFRS identified below:

Tax Adjustments (Retained earnings adjustments at 1 July 2004) (A$ million)		
- Deferred tax liability on brand names	(280.0)	
- Deferred tax liability on property, plant and equipment	(116.1)	
- Deferred tax liability on grape vines	(32.2)	
- Deferred tax asset on unbooked tax losses	24.7	
- De-recognition of deferred tax liability on capitalised interest	11.3	
AIFRS Tax Adjustments:		**(392.3)**

Borrowing Costs

Under AIFRS (AASB 123 Borrowing Costs), borrowing costs on "qualifying" assets can be expensed or capitalised. Foster's will change its accounting policy so that these borrowing costs are expensed as incurred rather than capitalised.

Capitalised interest costs on the balance sheet at 1 July 2004 of $37.5 million will be de-recognised against retained profits. Earnings for the 6 months to December 2004 will increase by $1.5 million as the capitalised interest, net of amortisation, is eliminated.

Goodwill

Under AIFRS (AASB 3 Business Combinations), amortisation of goodwill is prohibited and instead goodwill balances are subject to annual impairment testing.

The elimination of goodwill amortisation will increase net earnings for the 6 months to December 2004 by $24.2 million, comprising $23.6 million from goodwill associated with controlled entities and $0.6 million associated with equity accounted investments.

Reduction in future earnings may result in the event of any impairment identified in annual testing.

Impairment of Assets

Under AIFRS (AASB 136 Impairment of Assets), asset impairment tests are required to be performed for each asset and/or each "cash generating unit" on a discounted cashflow basis. The recoverable amount of an asset is determined as the higher of fair value less costs to sell and value in use.

On AIFRS transition, an adjustment is required to reduce the carrying value of goodwill by $5.0 million due to the effect of discounting future cash flows. Under AGAAP Foster's elected to use undiscounted net cashflows to determine recoverable amount.

Employee Benefits – Superannuation

Under AIFRS (AASB 119 Employee Benefits), the Group is required to recognise in the Balance Sheet the surplus or deficiency (net position) of the defined benefit superannuation fund, based on an actuarial calculation.

A deficiency of $13.3 million will be recognised against retained earnings at 1 July 2004. In line with the standard, in the future Foster's will recognise gains and losses, as determined by the actuary, directly against retained earnings.

Foreign Currency Translation

Under AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", the cumulative foreign currency translation reserve (FCTR) balance can be reset to nil as at 1 July 2004.

The Group has utilised this exemption and the FCTR at 1 July 2004 of $294.3 million will be adjusted against retained earnings.

Southcorp

Foster's acquired Southcorp Limited in May 2005. Southcorp had previously identified three key areas of AIFRS impact, being tax, share based payments and financial instruments. The Southcorp acquisition does not affect Foster's AIFRS transitional adjustments at 1 July 2004 or AIFRS results for the six months ended 31 December 2004. Acquisition accounting requirements to recognise the fair value of net assets acquired will result in most of the Southcorp AIFRS adjustments being included as part of the acquisition accounts. Any remaining Southcorp AIFRS adjustments are not expected to materially impact Foster's future earnings.

Share-Based Payments

Under AIFRS (AASB 2 Share-Based Payments), share-based payments issued to employees are required to be recognised as an expense, pro-rated over any relevant vesting period.

Foster's currently awards entitlements to shares to eligible employees under the Employee Share Grant Plan and Long Term Incentive Plan (LTIP) and will be required to expense all share-based payments granted after 7 November 2002 which had not vested prior to 1 January 2005.

The current unvested LTIP offers (2002, 2003 and 2004) will have an $8.9 million retained earnings impact on AIFRS transition and a $3.6 million earnings impact for the 6 months to December 2004.

The fiscal 05 employee share grant plan will result in a $2.7 million earnings impact for the 6 months to December 2004.

Financial Instruments

The requirements of the financial instruments accounting standards do not require restatement of comparatives and therefore are only applicable from 1 July 2005.

AIFRS requires all derivative instruments to be carried at fair value on the Group's balance sheet. (The value of derivative financial instruments held off balance sheet at 1 July 2004 is $154.6 million.) Specific requirements also apply to achieve hedge accounting, which include the identification, documentation and testing of hedged transactions. Ineffective hedge accounting outcomes and/or unhedged financial instruments will impact the income statement and may result in earnings volatility.

Foster's has identified hedge relationships and completed documentation for derivative instruments comprising interest rate swaps and foreign exchange contracts in existence at 1 July 2005. It is expected that these derivative instruments will be accounted for as effective hedges under the new AIFRS requirements.

2. Financial Statements

Restated Income Statement – 6 months to 31 December 2004

Earnings for the 6 months ended 31 December 2004 have been restated for both AIFRS financial adjustments and disclosure changes. The disclosure changes below reflect the AIFRS requirement to classify results between "continuing" and "discontinued" operations and relate mainly to the restatement of the sale of Lensworth into the "net profit from discontinued operations" line item.

A$ million	AGAAP	IFRS Disclosure Adjustments	IFRS Financial Adjustments	AIFRS
Revenue	2,030.1	95.0		2,125.1
Cost of sales	(1,062.0)	10.8		(1,051.2)
Gross Profit	968.1	105.8		1,073.9
Other Income [1]	1,147.4	(1,090.9)		56.5
Selling Expenses	(176.5)	55.9		(120.6)
Marketing expenses	(192.3)			(192.3)
Distribution expenses	(37.7)			(37.7)
Administration expenses	(294.8)	18.3		(276.5)
Other expenses	(492.2)	427.3	23.1[2]	(41.8)
Share of profit of associates	3.0		0.6[3]	3.6
Profit from continuing operations before tax and finance costs[4]	925.0	(483.6)	23.7	465.1
Finance Income	39.5	(29.4)[5]		10.1
Finance Costs	(75.2)	29.4	1.5[6]	(44.3)
Net finance costs	(35.7)		1.5	(34.2)
Profit before tax from continuing operations [7]	889.3	(483.6)	25.2	430.9
Income tax expense	(128.9)	5.3	1.0[8]	(122.6)
Profit after tax from continuing operations	760.4	(478.3)	26.2	308.3
Net profit from discontinued operations[9]		478.3		478.3
Net profit attributable to outside equity interest	(3.4)			(3.4)
Net profit attributable to members of FGL	757.0	0.0	26.2	783.2

[1] Proceeds on sale of assets and Self Generating and Regenerating Assets are now disclosed within the "Other Income" line, net of costs.

[2] Comprises: reversal of goodwill amortisation ($23.6m); reversal of amortisation of de-recognised mailing lists/brands ($5.8m); offset by share-based payments ($(6.3) m) – refer pages 4-6.

[3] Reversal of notional goodwill amortisation on equity accounted investments.

[4] Previously "Earnings before interest and income tax" under AGAAP.

[5] Disclosure adjustment to apply the benefit from interest rate swaps against net finance costs.

[6] Elimination of capitalised interest, net of amortisation – refer page 5.

[7] Previously "Profit from ordinary activities before income tax" under AGAAP.

[8] Relates to tax effect on defined-life brand names.

[9] Relates to Lensworth.

Restated Balance Sheet – as at 1 July 2004

A$ million	AGAAP	IFRS Financial Adjustments	AIFRS
Current Assets	2,512.4		2,512.4
Non Current Assets	5,930.7	(826.8)[10]	5,103.9
Total Assets	8,443.1		7,616.3
Current Liabilities	(2,060.2)		(2,060.2)
Non Current Liabilities	(1,782.7)	(405.6)[11]	(2,188.3)
Total Liabilities	(3,842.9)		(4,248.5)
Net Assets	4,600.2	(1,232.4)	3,367.8
Contributed Equity	3,570.7	8.9	3,579.6
Reserves	(75.8)	75.8[12]	-
Retained Earnings	1,060.5	(1,317.1)	(256.6)
Total Parent entity interest	4,555.4	(1,232.4)	3,323.0
Outside Equity Interests in controlled entities	44.8		44.8
Total Equity	4,600.2	(1,232.4)	3,367.8

1 July 2004	AGAAP	AIFRS
EBITAS Interest Cover (times)	11.8	11.8
EBIT Interest Cover (times)	10.2	10.2
Gearing (%)	36.1	47.1

[10] Comprising CUB beer brand names $(678.1) million, Clubs brand names $(57.9) million, Trade brand names $(1.9) million, Clubs mailing lists $(46.4) million, impairment write-down to goodwill $(5.0) million and reversal of capitalised interest $(37.5) million.

[11] Recognition of defined benefit superannuation fund deficit of $13.3 million, total tax adjustments of $392.3 million.

[12] Cumulative foreign currency translation reserve ($(294.3) million) set to nil, de-recognition of CUB beer brands applied to remaining asset revaluation reserve $218.5 million.

Restated Balance Sheet – as at 31 December 2004

A$ million	AGAAP	IFRS Financial Adjustments	AIFRS
Current Assets	3,277.3		3,277.3
Non Current Assets	5,249.2	(826.8)	4,422.4
Total Assets	8,526.5		7,699.7
Current Liabilities	(1,690.9)		(1690.9)
Non Current Liabilities	(1,884.6)	(403.1)	(2,287.7)
Total Liabilities	(3,575.5)		(3,978.6)
Net Assets	4,951.0	(1,229.9)	3,721.1
Contributed Equity	3,478.9	12.5	3,491.4
Reserves	(173.7)	75.8	(97.9)
Retained Earnings	1,607.6	(1,318.2)	289.4
Total Parent entity interest	4,912.8	(1,229.9)	3,682.9
Outside Equity Interests in controlled entities	38.2		38.2
Total Equity	4,951.0	(1,229.9)	3,721.1

31 December 2004	AGAAP	AIFRS
EPS (cents per share)	37.8	40.3
EBITAS Interest Cover (times)	14.0	14.3
EBIT Interest Cover (times)	13.8	14.2
Gearing (%)	16.4	20.7

Financial Information by Business Division – as at 1 July 2004

A$ million	AGAAP	IFRS Financial Adjustments	AIFRS
Total Assets			
Australian Beer	1,971.7	(678.1)	1,293.6
International Beer	223.3	-	223.3
Wine	4,437.5	(111.2)	4,326.3
Property	315.5	-	315.5
Corporate	377.7	(37.5)	340.2
Continuing Operations	7,325.7	(826.8)	6,498.9
Discontinued Operations	20.8	-	20.8
Unallocated			
Cash	709.6	-	709.6
Deferred tax assets/tax provisions	387.0	-	387.0
	8,443.1	**(826.8)**	**7,616.3**
Total Liabilities			
Australian Beer	322.8	10.7	333.5
International Beer	45.3	-	45.3
Wine	379.4	-	379.4
Property	114.2	-	114.2
Corporate	219.6	2.6	222.2
Continuing Operations	1,081.3	13.3	1,094.6
Discontinued Operations	28.1	-	28.1
Unallocated			
Cash	2,371.8	-	2,371.8
Deferred tax liabilities/tax provisions	361.7	392.3	754.0
	3,842.9	**405.6**	**4,248.5**

Financial Information by Business Division – as at 31 December 2004

A$ million	AGAAP	IFRS Financial Adjustments	AIFRS
Total Assets			
Australian Beer	2,145.4	(678.1)	1,467.3
International Beer	226.6	-	226.6
Wine	4,196.2	(111.2)	4,085.0
Corporate	238.8	(37.5)	201.3
Continuing Operations	6,807.0	(826.8)	5,980.2
Discontinued Operations	20.9	-	20.9
Unallocated			
Cash	1,390.5	-	1,390.5
Deferred tax assets/tax provisions	308.1	-	308.1
	8,526.5	**(826.8)**	**7,699.7**
Total Liabilities			
Australian Beer	411.0	8.7	419.7
International Beer	25.8	-	25.8
Wine	391.6	-	391.6
Corporate	211.0	3.1	214.1
Continuing Operations	1,039.4	11.8	1,051.2
Discontinued Operations	26.7	-	26.7
Unallocated			
Cash	2,200.8	-	2,200.8
Deferred tax liabilities/tax provisions	308.6	391.3	699.9
	3,575.5	**403.1**	**3,978.6**
EBIT (including significant items)			
Australian Beer	354.3	1.6	355.9
International Beer	(1.3)	0.4	(0.9)
Wine	120.1	23.3	143.4
Corporate	(31.7)	(1.6)	(33.3)
Continuing Operations	**441.4**	**23.7**	**465.1**
EBIT (excluding significant items)			
Australian Beer	313.6	1.6	315.2
International Beer	22.4	0.4	22.8
Wine	134.0	23.3	157.3
Corporate	(31.7)	(1.6)	(33.3)
Continuing Operations	**438.3**	**23.7**	**462.0**

FOSTER'S
GROUP

Inspiring Global Enjoyment

Adoption of International Financial Reporting Standards


FOSTER'S
FOSTER'S

Impact of IFRS on Foster's

FOSTER'S GROUP
Inspiring Global Enjoyment

- Applies from 1 July 2005

  2 components:

    - Transitional adjustments (1 July 04)
    - Ongoing P&L impacts

- No impact on strategy, cashflow, ability to pay dividends
- Key differences:
  - Internally generated intangibles (AASB 138)
  - Income Taxes (AASB 112)
  - Goodwill amortisation (AASB 3)
- Impact of Southcorp

Transitional Adjustments – Net Assets at 1 July 04

FOSTER'S GROUP
Inspiring Global Enjoyment


A$m
5,000
4,000
3,000
2,000
1,000
0
4,600.2
(784.3)
(392.3)
(5.0)
(37.5)
(13.3)
3,367.8
AGAAP Net Assets at 1/7/04
Internally Generated Intangibles
Tax Adjustments
Impairment to Goodwill
Capitalised Interest
Defined Benefit Superannuation
IFRS Net Assets at 1/7/04

Ongoing P&L Impacts –
Net Profit 6 months to Dec 04

FOSTER'S GROUP
Inspiring Global Enjoyment



A$m
850
800
750
700
757.0
23.6
5.8
1.0
1.5
0.6
(6.3)
783.2
AGAAP Net Profit HY05
Goodwill Amortisation
Amortisation of De-recognised brand names/ mailing lists
Tax Effect on Defined Life brand names
Amortisation of Capitalised Interest
Amortisation of Equity Accounted Investment
Share Based Payments
IFRS Net Profit HY05